SCHEDULE 13G
Amendment No. 1
Home Loan Financial Corp.
Common Stock no par value


Cusip 437-183-10-6
Item 1:  Reporting Person
Tiger Management L.L.C. Item
4:  Delaware
Item 5:  -0-
Item 6: -0-
Item 7:  -0-
Item 8: -0-
Item 9: -0-
Item 11: 0%
Item 12: IA



Cusip #  437-183-10-6
Item 1:  Reporting Person
Tiger Performance L.L.C.
Item 4: Delaware
Item 5:  -0-
Item 6: -0-
Item 7:  -0-
Item 8: -0-
Item 9: -0-
Item 11: 0%
Item 12: IA



Cusip #  437-183-10-6
Item 1:  Reporting Person
Julian H. Robertson, Jr.
Item 4:  U.S.
Item 5:  -0-
Item 6: -0-
Item 7:  -0-
Item 8: -0-
Item 9: -0-
Item 11: 0%
Item 12: IN


Item 1(a) Home Loan
Financial Corp.

Item 1(b) 401 Main St.,
Coshocton, OH  43812-1580

Item 2(a) This statement is
filed on behalf of Tiger
Management L.L.C.("TMLLC")
and Tiger Performance L.L.C.
("TPLLC"). Julian H.
Robertson, Jr. is the
ultimate controlling person
of TMLLC and TPLLC.

Item 2(b) The address of
each reporting person is 101
Park Avenue, New York, NY
10178.

Item 2(c) Incorporated by
reference to item (4) of the
cover page pertaining to
each reporting person.
Item 2(d) Common Stock no
par value.

Item 2(e) 437-183-10-6 Item
3 TMLLC and TPLLC are
investment advisers
registered under Section 203
of the Investment Advisers
Act of 1940.

Item 4  Ownership is shared
with Wellington Management
Company LLP and is
incorporated by reference to
items (5)-(9) and (11) of
the cover page pertaining to
each reporting person.

Item 5. The reporting persons
have ceased to be the beneficial
owners of more than five percent
of the class as of 12/31/99.

Item 6.  Not applicable
Item 7.  Not applicable





Item 8.  Not applicable





Item 9.  Not applicable





Item 10.  By signing below,
I certify that, to the best
of my knowledge and belief,
the securities referred to
above were acquired in the
ordinary course of business
and were not acquired for
the purpose of and do not
have the effect of changing
or influencing the control
of the issuer of such
securities and were not
acquired in connection with
or as a participant in any
transaction having such
purpose or effect. After
reasonable inquiry and to
the best of my knowledge and
belief, I certify that the
information set forth in
this statement is true,
complete and correct.
February 4, 2000

TIGER MANAGEMENT L.L.C.


/s/  Nolan Altman, Chief
Financial Officer


TIGER PERFORMANCE L.L.C.


/s/  Nolan Altman,
Chief Financial Officer

JULIAN H. ROBERTSON, JR. By:
/s/ Nolan Altman Under Power
of Attorney dated 1/11/00
On File with Schedule 13GA No. 3
for Home Loan Financial Corp.
2/14/00, Attached Exhibit

AGREEMENT
The undersigned agree that
this Schedule 13G Amendment
No. 1 dated February 4, 2000
relating to shares of common
stock of Home Loan Financial
Corp. shall be filed on behalf
Of each of the undersigned.
TIGER MANAGEMENT L.L.C.

/s/  Nolan Altman,
Chief Financial Officer

TIGER PERFORMANCE L.L.C.

/s/  Nolan Altman,
Chief Financial Officer

JULIAN H. ROBERTSON, JR. By:
/s/ Nolan Altman Under Power
of Attorney dated 1/11/00
On File with Schedule 13GA No. 3

for Home Loan Financial Corp. 2/14/00,
Attached Exhibit.